UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-3722

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic American Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic American Corporation
4370 Peachtree Rd., N.E.
Atlanta, Georgia 30319

SIGNATURES

Financial Statements and Schedule

Consent of BDO USA, LLP

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic American Corporation
401(k) Retirement Savings Plan
(Name of Plan)

Date: June 30, 2014	/s/ John G. Sample, Jr.
John G. Sample, Jr.
Senior Vice President, CFO and Secretary
Atlantic American Corporation

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Supplemental Schedule
As of December 31, 2013 and 2012 and for the year ended December 31, 2013 together with Report of Independent Registered Public Accounting Firm

Exhibit 2:	Consent of BDO USA, LLP
Independent Registered Public Accounting Firm

Exhibit 1

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2013 and 2012 and For The Year Ended December 31, 2013

with
Report of Independent Registered Public Accounting Firm

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Atlantic American Corporation 401(k) Retirement Savings Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP
Atlanta, Georgia
June 30, 2014

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value (Note 3):
Common/collective trusts	$2,340,892	$1,339,485
Employer securities	1,577,732	1,162,951
Registered investment companies	12,027,504	10,529,433
Total investments	15,946,128	13,031,869
Receivables:
Employer contributions	-	26,250
Notes receivable from participants	192,862	131,067
Total receivables	192,862	157,317
Payable to Plan Trustee	-	(1,875)

NET ASSETS AVAILABLE FOR BENEFITS	$16,138,990	$13,187,311

The accompanying notes are an integral part of these financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013

Additions to Net Assets
Contributions:
Participants	$698,929
Company	513,530
Rollovers	13,482

TOTAL CONTRIBUTIONS	1,225,941

Interest and dividend income	173,975

Net appreciation in fair market value of investments (Note 3)	2,645,704

TOTAL ADDITIONS TO NET ASSETS	4,045,620

Deductions from Net Assets
Benefit payments to participants	1,054,182
Fees	39,759

TOTAL DEDUCTIONS	1,093,941

Net Increase	2,951,679

Net Assets Available for Benefits at Beginning of Year	13,187,311

Net Assets Available for Benefits at End of Year	$16,138,990

The accompanying notes are an integral part of these financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participating members (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.  Information with regard to eligibility, contributions, distributions, vesting, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.  The Administrative Committee, consisting of employees of the plan sponsor, is responsible for oversight of the Plan.

General: The Plan is a defined contribution plan available to all U.S. employees of Atlantic American Corporation and its subsidiaries (collectively, the “Company”) except collective bargaining employees, nonresident aliens, and leased employees.  Employees eligible to participate are automatically enrolled effective on the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participating Companies: As of December 31, 2013, the Company owned four insurance subsidiaries, Bankers Fidelity Life Insurance Company and its wholly owned subsidiary, Bankers Fidelity Assurance Company, American Southern Insurance Company and its wholly owned subsidiary, American Safety Insurance Company, in addition to one non-insurance company, xCalibre Risk Services, Inc.  All of these subsidiaries were eligible to participate in the Plan.

Plan Administration: Wells Fargo Bank, N.A. (the “Trustee”) is the Trustee of the Plan and has custodial responsibility for the Plan’s assets, including the authority and power to, among other things, invest the principal and income of the Plan’s assets.

Contributions: Eligible employees automatically become a participant and are enrolled into the Plan at a 4% deferral rate on their date of hire.  At any time, a participant may cease his or her contribution or change his or her deferral percentage in 1% increments up to 50% of his or her annual compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”), and elect to contribute into any of the investment funds offered by the Plan.  Participant pre-tax limitations were limited to $17,500 for 2013 and $17,000 for 2012.

Participants may also contribute amounts representing distributions from other qualified benefit plans.  These contributions, if any, are classified as rollover contributions in the statement of changes in net assets available for benefits.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions to the Plan.  The maximum individual catch-up contribution amount was $5,500 for both 2013 and 2012.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

On January 1, 2009, the Company adopted safe harbor plan provisions such that the Plan would operate on a safe harbor basis.  Safe harbor contributions are fully vested immediately.  The Company provides a matching contribution equal to a certain percentage of each participant’s contributions.  The Company may also make profit-sharing contributions, at its discretion, which will be allocated among all eligible participants in the Plan whether they make contributions or not.  For the years ended December 31, 2013 and 2012, the Company’s matching contribution equaled 50% of up to the first 4% of a participant’s pre-tax contribution.  In addition to the matching contribution, in 2013 and 2012 the Company also made a total profit sharing contribution of $369,605 and $346,631, respectively, which included a safe harbor non-elective contribution to all employees of 3% of compensation.  All employer matching contributions are made in cash.

Vesting: Participants are always 100% vested in their own contributions including catch-up contributions, after-tax voluntary contributions, rollover contributions, safe harbor matching contributions and any discretionary profit sharing contributions.

Participants “vested percentage” attributable to certain employer contributions is based on years of continuous service determined under the following schedule.

Years of service:
Less than one	0%
One	20%
Two	40%
Three	60%
Four	80%
Five	100%

In addition, participants become fully vested upon retirement, death, or disability.

Benefits: Upon termination of service due to death, disability, retirement, or separation from service, a participant or his or her beneficiary with a vested balance greater than $5,000 may elect to receive an amount equal to the value of the participant’s vested interest in his or her account or they may remain in the Plan but contributions cease.  The form of payment, selected by the participant or his or her beneficiary, is either a lump-sum distribution or a direct rollover into a qualified retirement plan or individual retirement account.  A vested balance less than $5,000 is automatically distributed to the terminated participant or his or her beneficiary in the quarterly period following termination, unless otherwise directed.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Participant Accounts:  Individual accounts are maintained for each of the Plan’s participants and reflect the participant’s contributions, employer contributions, and the participant’s share of the Plan’s investment income (loss).  Allocations of income (loss) are based on the proportion that each participant’s account balance bears to the total of all participant account balances and their investment elections.

Investment Options: Participants may direct their contributions and any related earnings into several investment options in 1% increments.  Participants may change their investment elections at any time, subject to certain fund restrictions.  As of December 31, 2013, participants in the Plan may invest in any of the following investment options:

•	Allianz NFJ Dividend Value Fund – seeks long-term growth of capital and income. The fund normally invests at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of companies that pay or are expected to pay dividends. It invests primarily in common stocks of companies with market capitalizations greater than $3.5 billion. The fund may invest in real estate investment trusts (REITs) and in non-U.S. securities, including emerging market securities.

•	Atlantic American Corporation Common Stock Fund – allows employees to directly participate in the future success of the company through stock ownership.

•	Baron Growth Fund – seeks capital appreciation. The fund invests for the long term primarily in equity securities in the form of commonstock of small-sized growth companies with market capitalizations of under $2.5 billion at the time of purchase selected for their capital appreciation potential. It purchases securities in businesses the advisor believes could double in value in four or five years, and then hopefully, double again in the next four to five years.

•	Columbia Acorn International Z - seeks long-term capital appreciation. Under normal circumstances, the fund invests at least 75% of its total assets in foreign companies in developed markets (for example, Japan, Canada and the United Kingdom) and in emerging markets (for example, China, India and Brazil). It normally invests a majority of its net assets in the common stock of small- and mid-sized companies with market capitalizations under $5 billion at the time of investment.

•	Columbia Small Cap Value Fund – seeks long-term growth of capital. The fund normally invests at least 80% of net assets in equity securities of companies that have market capitalizations in the range of the companies in the Russell 2000 Value Index that are believed to be undervalued and have the potential for long-term growth of capital. It may invest up to 20% of total assets in foreign securities and also may invest in REITs.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

•	DFA International Value Fund – seeks long-term capital appreciation. The fund is a feeder portfolio and pursues its objectives by investing substantially all of its assets in its corresponding master fund, The DFA International Value Series of The DFA Investment Trust Company. The DFA International Value Series, intends to purchase stocks of large companies associated with developed market countries that the advisor has designated as approved markets. It may gain exposure to companies associated with approved markets by purchasing equity securities in the form of depository receipts, which may be traded or listed outside the issuer’s domicile country.

•	Fidelity Puritan Fund – seeks income and capital growth consistent with reasonable risk. The fund invests 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. It invests at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock). The fund also invests in domestic and foreign issuers and in Fidelity’s central funds.

•	Harbor International Institutional - seeks long-term total return, principally from growth of capital. The fund invests normally in a minimum of ten countries throughout the world, focusing on companies located in Europe, the Pacific Basin and emerging industrialized countries whose economies and political regimes appear stable. It invests primarily (no less than 65% of its total assets) in common and preferred stocks of foreign companies, including those located in emerging market countries. Companies in the fund's portfolio generally have market capitalizations in excess of $1 billion at the time of purchase.

•	Loomis Sayles Bond - seeks high total investment return through a combination of current income and capital appreciation. The fund normally invests at least 80% of its net assets in fixed-income securities. It will invest primarily in investment-grade fixed-income securities, although it may also invest up to 35% of its assets in below investment-grade fixed-income securities and up to 20% of its assets in equity securities, such as common stocks and preferred stocks (with up to 10% of its assets in common stocks). The fund's fixed-income securities investments may include unrated securities. It may invest in fixed-income securities of any maturity.

•	Oppenheimer Global Opportunities Fund – seeks capital appreciation, consistent with preservation of principal, while providing current income. The fund primarily invests in equity securities of issuers in the U.S. and foreign countries but may invest in debt securities with up to 25% of assets in “lower-grade” securities commonly known as “junk bonds”. The fund typically invests in a number of different countries and can invest in any country, including countries with developing or emerging markets. It invests a substantial portion of its assets in small and mid-sized companies.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

•	Parametric Emerging Markets Instl - seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets in equity securities of companies located in emerging market countries. It intends to invest primarily in securities of companies located in countries included in the MSCI Emerging Markets Index or the MSCI Frontier Markets Index. The fund may also invest in convertible instruments, which will generally not be rated, but typically are equivalent in credit quality to securities rated below investment grade.

•	PIMCO Total Return Fund – seeks maximum total return. The fund normally invests at least 65% of total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. It may invest all assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage or asset-backed securities. The fund also invests up to 10% of total assets in preferred stocks.

•	T. Rowe Price Blue Chip Growth Fund – seeks long-term growth of capital; income is secondary. The fund will normally invest at least 80% of assets in the common stocks of large and medium-sized blue chip growth companies. It focuses on companies with leading market position, seasoned management and strong financial fundamentals. While the fund invests most assets in U.S. common stocks, it may also purchase other securities including foreign stocks, futures and options.

•	T. Rowe Price Equity Income - seeks a high level of dividend income and long-term capital growth primarily through investments in stocks. The fund will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued. It generally seeks investments in large-capitalization companies and the fund's yield, which reflects the level of dividends paid by the fund, is expected to normally exceed the yield of the S&P 500 Stock Index.

•	T. Rowe Price Retirement Strategy Funds – seeks the highest total return over time consistent with an emphasis on both capital growth and income. The funds invest in a set of underlying T. Rowe Price mutual funds representing a variety of asset classes and investment styles. Each fund’s asset mix becomes more conservative – both prior to and after the respective stated target date – as time elapses. Once a fund reaches its most conservative planned allocation, approximately 30 years after its stated target retirement date, its allocation to stocks will remain fixed at approximately 20% of assets. The remainder will be invested in 60% fixed income securities and 20% short-term securities.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

•	Vanguard Mid Cap Index Fund – seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of the stocks of medium-size U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

•	Vanguard Small Cap Index Fund – seeks to track the performance of a benchmark index that measures the investment return of small capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the MSCI US Small Cap 1750 Index, a broadly diversified index of the stocks of smaller U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

•	Vanguard Total Bond Market Index Fund - seeks to track the performance of a broad, market-weighted bond index. The fund employs an indexing approach designed to track performance of the Barclays Capital US Aggregate Float Adjusted Index. The fund invests by sampling the index. It invests at least 80% of assets in bonds held in the index. The fund maintains a dollar-weighted average maturity consistent with that of the index, ranging between 5 and 10 years.

•
Wells Fargo Enhanced Stock Market Fund G – seeks long term capital growth by owning a diversified portfolio of established companies which produce superior and sustainable earnings growth.  The Fund invests principally in equity securities of large U.S. companies, which are defined as companies with market capitalizations within the range of the S&P 500 Index.  The Trustee implements a systematic active management approach built upon a quantitatively oriented fundamental methodology.  The Fund is S&P 500 Index centric investing in a wide range of sectors and industries.  Under normal circumstances, management intends to keep the Fund’s assets fully invested in common stocks.

•	Wells Fargo Stable Return Fund N – seeks long term capital growth by owning a diversified portfolio of established companies which produce superior and sustainable earnings growth. The Fund achieves its investment objective of principal preservation through ownership of a broadly diversified portfolio of high quality assets, instruments with limited principal fluctuation, such as money market instruments and guaranteed investment contracts (GICs) or their alternatives, are heavily emphasized. Reinvestment risk is minimized through the employment of a laddered maturity structure. The Fund enhances return through the application of disciplined fixed income management techniques combined with fundamental economic, credit and market analysis.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Forfeitures: Amounts forfeited from non-vested accounts, if any, are generally used to pay for Plan expenses or reduce future employer contributions.  Forfeitures of $13,540 were used to offset administrative expenses charged to the Plan in 2013 and no forfeitures were used to reduce employer contributions.  At December 31, 2013 and 2012, there were $9,068 and $13,859, respectively, of forfeiture funds available to be used in the future.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect to have their loans disbursed from specific investment funds.  Loan terms range from six months to five years or within a reasonable time if used for the purchase of a primary residence.  The loans are secured by the vested value of the participants’ account balances and bear interest at the prime rate of interest on the date of the loan plus 1%.  Principal and interest are paid ratably through payroll deductions.

Specified Hardship Withdrawals:  Upon written application to the Trustee by a participant for a specified hardship withdrawal, the participant may withdraw from his or her fund accounts.  Such withdrawal may be made only upon the express determination that it is necessary to prevent a severe financial hardship to such participant and specific to the following events: expenses for medical care; costs directly related to the purchase of a principal residence; payment of tuition and related educational fees; and to prevent eviction from a principal residence or foreclosure on the mortgage of a principle residence.  A participant who has made a specified hardship withdrawal may include any amounts necessary to pay federal, state or local income taxes or penalties reasonably anticipated to result from the distribution; shall make no more than one withdrawal during any calendar quarter; and shall incur a mandatory suspension of all contributions for six months after such withdrawal.

Administrative Expenses: The Company pays certain administrative expenses of the Plan.  Trustee and recordkeeping fees are paid by the Plan.  Fees resulting from individual participant transactions, such as loan origination and benefit payments, or certain investment elections, are paid by the participant and are included in the fee amount on the statement of changes in net assets available for benefits.

NOTE 2—ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates:  The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts provided that those net assets available for benefits are established under a trust whereby the trust itself is adopted as part of one or more qualified employer-sponsored defined contribution plans. The Plan invests in investment contracts through collective trusts. The contract value of these investments is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the collective trusts approximates contract value as of December 31, 2013 and 2012.

Notes Receivable from Participants:  Participant loans are classified as notes receivable from participants measured at the unpaid principal balance plus unpaid accrued interest.  The Plan classifies all notes receivable from participants with no payments received for six (6) months as “in default”.  Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to the participants in the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition:  The Plan's investments are reported at estimated fair value. Where available, quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Plan's interest in the common/collective trusts is valued at the net asset value based on information reported by the investment advisor/trustee using the audited financial statements.  The net asset value, as provided by the investment advisor/trustee, is used as a practical expedient to estimate fair value, and is based on the estimated fair value of the underlying investments held by the fund less the estimated fair value of its liabilities.  The common/collective trusts do not have a finite life, unfunded commitments or significant restriction on redemptions and participant transactions may occur daily.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments.  The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Level 1	Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. The Plan did not classify any of its assets as Level 1 instruments.

Level 2	Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities. The Plan assets identified as Level 2 instruments include certain common/collective trusts, employer securities and registered investment companies.

Level 3	Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). The Plan assets identified as Level 3 instruments include stable value funds. Fair value is based on criteria that use assumptions or other data that are not readily observable from objective sources and provided primarily from the sponsors of the underlying funds. As of December 31, 2013 and 2012, the Plan’s stable value funds valued using Level 3 criteria totaled $1,737,110 and $945,810, respectively. The use of different criteria or assumptions regarding data may have yielded different valuations.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

As of December 31, 2013, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common/collective trusts
*Stable value funds	$-	$-	$1,737,110	$1,737,110
Other	-	603,782	-	603,782
Subtotal	-	603,782	1,737,110	2,340,892
Employer securities	-	1,577,732	-	1,577,732
Registered investment companies:
Growth funds	-	3,458,383	-	3,458,383
Value funds	-	1,413,043	-	1,413,043
Balanced funds	-	1,433,190	-	1,433,190
Target date funds	-	2,713,203	-	2,713,203
International funds	-	204,491	-	204,491
Index funds	-	1,404,428	-	1,404,428
Fixed income funds	-	1,166,533	-	1,166,533
Other funds	-	234,233	-	234,233
Subtotal	-	12,027,504	-	12,027,504

Total	$-	$14,209,018	$1,737,110	$15,946,128

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

As of December 31, 2012, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Common/collective trusts
*Stable value funds	$-	$-	$945,810	$945,810
Other	-	393,675	-	393,675
Subtotal	-	393,675	945,810	1,339,485
Employer securities	-	1,162,951	-	1,162,951
Registered investment companies:
Growth funds	-	2,322,530	-	2,322,530
Value funds	-	1,185,671	-	1,185,671
Balanced funds	-	1,160,334	-	1,160,334
Target date funds	-	3,123,713	-	3,123,713
International funds	-	268,455	-	268,455
Index funds	-	644,488	-	644,488
Fixed income funds	-	1,622,738	-	1,622,738
Other funds	-	201,504	-	201,504
Subtotal	-	10,529,433	-	10,529,433

Total	$-	$12,086,059	$945,810	$13,031,869

*The Wells Fargo Stable Return Fund invests in guaranteed investment contracts and has certain withdrawal restrictions for liquidity reasons.  The provisions of the trust provide that withdrawals for other than normal benefit payments and participant directed transfers may require up to twelve months advance notice.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

At December 31, 2013, the Plan had no unfunded commitments related to the common/collective trusts.

Plan management periodically evaluates the significance of transfers between levels, if any, based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2013, there were no transfers between levels 1, 2, or 3.

The following is a roll-forward of the financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the two years ended December 31, 2013.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Stable Value Fund

Balance, January 1, 2012	$919,207
Contributions	293,501
Withdrawals	(284,537)
Appreciation in fair value	17,639
Balance, December 31, 2012	945,810
Contributions	949,844
Withdrawals	(180,559)
Appreciation in fair value	22,015
Balance, December 31, 2013	$1,737,110

The Plan assets identified as Level 3 instruments are comprised solely of stable value funds.  They are not actively traded and valuation techniques used to measure their fair value are primarily based on data provided from the sponsors of the underlying stable value funds.

Net Appreciation (Depreciation): Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair market value of investments.

Payment of Benefits:  Distributions to participants are recorded when payment is made.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 3—INVESTMENTS

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2013 and 2012 are as follows:

	2013	2012
Allianz NFJ Dividend Value Ins. Fund	$983,382	$791,457
Atlantic American Corporation Common Stock Fund	1,577,732	1,162,951
Baron Growth Fund	1,552,016	*
Fidelity Puritan Fund	1,433,190	1,160,335
PIMCO Total Return II (I) Fund	1,039,238	1,622,738
T. Rowe Price Blue Chip Growth Fund	1,824,921	1,227,622
T. Rowe Price Retirement Fund 2010	*	942,015
T. Rowe Price Retirement Fund 2015	*	884,349
Vanguard Mid Cap Index Fund	749,233	*
Wells Fargo Stable Return Fund N	1,737,110	945,810

*Does not represent 5% or more of the Plan’s net assets in the respective year.

Net appreciation in fair market value of investments by major investment type for the year ended December 31, 2013 is as follows:

Employer securities - Common stock	$411,639
Registered investment companies	2,077,088
Common/collective trusts	156,977

$2,645,704

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4—NONPARTICIPANT-DIRECTED INVESTMENTS

As of December 31, 2013 all investments in the Company’s common stock fund were participant directed.

NOTE 5—TAX STATUS

The Plan uses a Volume Submitter Plan sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (“IRS”), dated March 26, 2010, which states that the Volume Submitter Plan satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 6—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts as of the termination date.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 7—PARTY-IN-INTEREST TRANSACTIONS

The Plan held 378,447 shares and 377,919 shares of Atlantic American Corporation (the Plan Sponsor) common stock as of December 31, 2013 and 2012, respectively in the Atlantic American Corporation Common Stock Fund.  The fund invests in Atlantic American Corporation common stock and money market funds and had an estimated fair value of $1,577,732 and $1,162,951, at December 31, 2013 and 2012, respectively.

Certain investments totaling $2,340,892, held by the Plan at December 31, 2013, are managed by the Trustee and /or its affiliates.  These transactions qualify as party-in-interest transactions.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	DECEMBER 31, 2013

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

	Allianz Global Investors	Allianz NFJ Dividend Value Ins. Fund, 61,538 units	(a)	$983,382

*	Atlantic American Corporation	Atlantic American Corporation Common Stock Fund, 80,510 units	$736,639	1,577,732

	Baron Capital, Inc.	Baron Growth Fund, 21,226 units	(a)	1,552,016

	Columbia Management	Columbia Acorn Int’l Fund Z, 3,711 units	(a)	173,246
		Columbia Small Cap Value II Z Fund, 4,197 units	(a)	77,693

	DFA International	DFA International VL Port INS CL, 9,147 units	(a)	181,391

	Eaton Vance	Parametric Emerging Markets, 1,552	(a)	23,100

	Fidelity Investments	Fidelity Puritan Fund, 67,508 units	(a)	1,433,190

	Harbor Investments	Harbor International Fund, 1,147 units	(a)	81,446

	Loomis Sayles	Loomis Sayles Bond Fund Instl 8,397 units	(a)	127,295

	Oppenheimer Funds	Oppenheimer Global Opportunities Y Fund, 5,644 units	(a)	234,233

	PIMCO Funds	PIMCO Total Return II (I) Fund, 101,986 units	(a)	1,039,238

	T. Rowe Price	T. Rowe Price Equity Income, 5,442 units	(a)	178,722
		T. Rowe Price Blue Chip Growth Fund, 28,250 units	(a)	1,824,921
		T. Rowe Price Retirement Fund 2005, 17,462 units	(a)	225,612
		T. Rowe Price Retirement Fund 2010, 18,222 units	(a)	324,715
		T. Rowe Price Retirement Fund 2015, 36,588 units	(a)	523,947
		T. Rowe Price Retirement Fund 2020, 9,680 units	(a)	197,369
		T. Rowe Price Retirement Fund 2025, 7,934 units	(a)	122,029
		T. Rowe Price Retirement Fund 2030, 25,203 units	(a)	569,587
		T. Rowe Price Retirement Fund 2035, 14,802 units	(a)	240,975
		T. Rowe Price Retirement Fund 2040, 9,820 units	(a)	229,877
		T. Rowe Price Retirement Fund 2045, 955 units	(a)	14,909
		T. Rowe Price Retirement Fund 2050, 19,572 units	(a)	255,612
		T. Rowe Price Retirement Fund 2055, 663 units	(a)	8,571

	Vanguard Group	Vanguard Small Cap Index Fund, 4,979 units	(a)	236,459
		Vanguard Mid Cap Index Fund, 17,432 units	(a)	749,233
		Vanguard Total Bond Market Index I Fund, 39,653 units	(a)	418,736

*	Various Plan Participants	Participant loans with varying maturities and interest rates	-	192,862
		ranging from 4.25% to 6.00%

*, **	Wells Fargo Bank, NA	Wells Fargo Enhanced Stock Market Fund G, 3,931 units	(a)	603,782
		Wells Fargo Stable Return Fund N, 34,164 units	(a)	1,737,110

	TOTAL			$16,138,990

* Indicates party in interest
** Common/collective trusts
(a) Participant-directed

Exhibit 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Atlantic American Corporation 401(k) Retirement Savings Plan
Atlanta, Georgia

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-90890) of Atlantic American Corporation of our report dated June 30, 2014, relating to the financial statements and supplemental schedule of Atlantic American Corporation 401(k) Retirement Savings Plan which appear in this Form 11-K for the year ended December 31, 2013.

BDO USA, LLP
Atlanta, Georgia
June 30, 2014